

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2010

Mr. Peter Evensen
Chief Executive Officer and Chief Financial Officer
Teekay LNG Partners L.P.
Suite No. 1778
48 Par-La-Ville Rd.
Hamilton, HM 11
Bermuda

> **Re:** **Teekay LNG Partners L.P.**
> **Form 20-F**
> **Filed April 27, 2010**
> **File No. 001-32479**

Dear Mr. Evensen:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via facsimile: (441) 292-3931
Roy Spires
Teekay LNG Partners L.P.